

September 22, 2010

Mr. Michael D. Dean
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

> **Re:** **Nature's Sunshine Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31 and June 30, 2010**
> **File No. 001-34483**

Dear Mr. Dean:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to amend your filings.

Please respond to this letter within ten business days by amending your filings, or by advising us when you will amend your filings. If you do not believe that an amendment is necessary based on your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the amended filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 72

1. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308(a)(3) of Regulation S-K as of December 31, 2009. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2009. Further please ensure your revised disclosure complies with Item 308(a) in its entirety.

2. In addition, it does not appear that you have disclosed your conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K as of December 31, 2009. Please amend your filing to provide

management's conclusion as of December 31, 2009 and consider whether management's failure to provide the disclosure required by Item 308(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009 and revise your disclosure as appropriate.

Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010

Item 4. Controls and Procedures, page 31

3. Please amend your filings to comply with Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant